*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Datadog, Inc.

in connection with comments relating to the Company’s Form 10-K filed on February 24, 2023,

Form 10-Q filed November 7, 2023 and Form 8-K furnished November 7, 2023

Jodie Bourdet +1 (415) 693-2054 jbourdet@cooley.com	Via EDGAR

December 11, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen	Collins, Accounting Branch Chief

David Edgar, Senior Staff Accountant

Re:	Datadog, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 24, 2023

Form 10-Q for the Quarter Ended September 30, 2023

Filed November 7, 2023

Form 8-K Furnished November 7, 2023

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 9, 2023 in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-39051), filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2023 (the “Form 10-K”), the Company’s Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 7, 2023 (the “Form 10-Q”) and the Company’s Form 8-K furnished with the SEC on November 7, 2023 (the “Form 8-K”).

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Comments are set forth below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2022

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

General

1.

Please supplementally explain the difference between the number of subsidiaries listed in Exhibit 21, which identifies five wholly-owned subsidiaries, and the number of subsidiaries listed in your response to comment 2, which identifies 16 wholly-owned subsidiaries.

Certain subsidiaries listed in response to comment 2 in the letter dated October 27, 2023 have been previously omitted from Exhibit 21 of the Form 10-K in reliance on Regulation S-K Item 601(b)(21)(ii). These unnamed subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary, as that term is defined at Section 1.02(w) of Regulation S-X, as of December 31, 2022.

2.

Please confirm for us that the percentages described in your response to prior comment 2, with respect to the company’s reliance on Rule 3a-8 (Rule 3a-8) under the Investment Company Act of 1940 (1940 Act) are described on a consolidated basis with the financial statements of all wholly-owned subsidiaries, as required by Rule 3a-8(b)(2). In particular, confirm that the company, on a consolidated basis with all wholly-owned subsidiaries, holds (i) no more than 10% of its total assets in investments that are not capital preservation investments or (ii) no more than 25% of its total assets in investments that are not capital preservation investments, provided that at least 75% of such other investments are investments made pursuant to a collaborative research and development arrangement.

The Company confirms that its analysis and the related percentages set forth in its response to comment 2, under the heading “Rule 3a-8” of its letter dated October 27, 2023, was conducted on a consolidated basis with financial statements of all wholly-owned subsidiaries, as required by Rule 3a-8(b)(2).

In addition, the Company confirms that on the basis of the Staff’s guidance summarized in its response to comment 4, “Rule 3a-8–Permissible Investments” below, the Company believes that on a consolidated basis with all wholly-owned subsidiaries, all its investment in securities qualify as capital preservation investments and that it has no investments that do not qualify as capital preservation investments. The Company’s investments in securities consist solely of: (1) corporate debt securities and commercial paper rated at least P-l or better by Moody’s, A-l or better by Standard and Poor’s, and F-1 or better by Fitch; (2) certificates of deposit and term deposits; (3) U.S. government and agency securities; and (4) money market funds that have at least $5 billion in assets. Please refer to Note 3, Marketable Securities in the Notes to Unaudited Condensed Consolidated Financial Statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, which summarizes the Company’s entire holdings of marketable securities and the value of the securities in each of these categories on a consolidated basis with all wholly-owned subsidiaries. The Company believes each of these categories of securities is highly liquid, presents little credit risk, and is not speculative and therefore qualifies as capital preservation investments. As all the marketable securities set forth in Note 3 qualify as capital preservation investments, the Company on a consolidated basis with all wholly-owned subsidiaries holds no securities that are not capital preservation investments.

3.

Please consider the inclusion of a risk factor relating to the 1940 Act in future filings. In any such risk factor, please disclose the company’s current reliance on Rule 3a-8 and any associated risks.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

On the basis of the responses herein and to comment 2 and 3 in our letter dated October 27, 2023, the Company respectfully advises the Staff that it believes there is not a material risk that the Company would be deemed to be an investment company as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). For that reason, the Company believes that such a risk factor may be misleading. Including a risk factor could be misunderstood or viewed as implying there exists a current and material risk that the Company could be deemed to be an investment company. As such, the Company does not believe it is appropriate to include a risk factor describing the risks presented if the Company is determined to be an investment company required to be registered under the 1940 Act However, the Company intends to continue to monitor its compliance with the conditions of the Rule 3a-8 safe harbor, as well as the potential availability of other safe harbors from characterization as an investment company.

4.	Please update your responses to prior comments 2 and 3, with respect to the company’s 1940 Act status, to include the information as of the September 30, 2023 fiscal quarter end.

In response to the Staff’s comment, we have updated the financial information included in our responses to prior comments 2 and 3 to present financial information as of and through September 30, 2023. For the Staff’s convenience, we have restated our responses to prior comments 2 and 3 in full below.

[Response to prior comment 2 (updated through September 30, 2023)]

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of September 30, 2023 neither the Company nor its subsidiaries is an “investment company” under Section 3(a)(1)(C) of the 1940 Act because the Company qualifies for the safe harbor from “investment company” status provided in Rule 3a-8 under the 1940 Act. The Company provides an updated analysis of each of Section 3(a)(1)(C) and Rule 3a-8 under the 1940 Act below.

Status of Subsidiaries under Section 3(a)(1)(C)

The Company is a holding company engaged in business exclusively through a total of eight direct and eight indirect operating subsidiaries, all of which are wholly owned by the Company. The Company advises the Staff that all of the Company’s investment securities are held directly by the ultimate parent and public reporting company, Datadog, Inc. Each of the Company’s subsidiaries is wholly-owned, either directly or indirectly, by the Company and no other person or entity maintains any equity interest in any of the Company’s subsidiaries, directly or indirectly. These wholly-owned subsidiaries are engaged in the following activities:

Name of Entity	Activities
Datadog France SAS	[***]
Datadog Israel Ltd.	[***]
Datadog Holding Limited	[***]
Datadog Services Canada, Inc.	[***]
Datadog Netherlands BV	[***]
Datadog Cloud Spain, S.L.U.	[***]
Datadog Holding, LLC	[***]
Cloudcraft, LLC	[***]
Datadog Mexico S. de R.L.	[***]
Datadog Korea, Inc.	[***]
Datadog Germany GmBH	[***]
Datadog Japan GK	[***]
Datadog Singapore Pte. Ltd.	[***]
Datadog Cloud India Private Limited	[***]
Datadog International Limited	[***]
Datadog Ireland Limited	[***]

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

As described above, none of the Company’s subsidiaries owns any investment securities and, accordingly, investment securities as a percentage of assets on an unconsolidated basis for each of the subsidiaries is 0%. As a result, none of the Company’s subsidiaries are investment companies as defined in Section 3(a)(1)(C) of the 1940 Act. Additionally, none of the Company’s subsidiaries rely on a “private fund” exception from the definition of an “investment company” provided by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Section 3(a)(1)(C) – the 40% Test

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as any company that is in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of its total assets (other than government securities and cash items) on an unconsolidated basis (known as the “40% Test”). All of the Company’s subsidiaries are wholly-owned and none of such subsidiaries relies on a “private fund” exception from the definition of an “investment company” provided by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Therefore, in determining the Company’s total assets on an unconsolidated basis, the value of the Company’s investments in each of its subsidiaries are attributed to the Company’s total assets and are not considered to be investment securities.

As of September 30, 2023, determined on an unconsolidated basis, the Company’s investment securities as a percentage of total assets, excluding cash and government securities, consisted of the following (in thousands):

September 30, 2023
Total Investments	$	[***]
Less Cash Items and Government Securities	$	[***]
Less Investments in Direct Subsidiaries	$	[***]
Total Investment Securities- Numerator	$	[***]
Total Assets (excluding Cash Items and Government Securities)—Denominator	$	[***]
Ratio		[***]	%

Based on the calculations provided above, the Company’s total investment securities, as a percentage of total assets, excluding cash items and government securities, exceeds 40%. The Company’s need for liquid capital to fund its research and development activities means that it, in part, makes investments in capital preservation investments (which generally provide for a marginally higher rate of return than cash and government securities, at an acceptable level of risk), and consequently the Company may not be able to pass the 40% Test at any given time without sacrificing its ability to manage its liquid assets in a prudent manner by investing in capital preservation investments.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

Rule 3a-8

Notwithstanding the application of the 40% Test, the Company is not an “investment company” under Section 3(a)(1)(C) of the 1940 Act because it qualifies for the non-exclusive safe harbor from the definition of “investment company” for certain “research and development” companies (“R&D Companies”) provided by Rule 3a-8 under the 1940 Act. Pursuant to Rule 3a-8, a company will not be deemed to be an “investment company” if the following requirements are satisfied:

Substantial R&D Expenses. The Company’s research and development expenses (“R&D Expenses”), for the last four fiscal quarters combined, must be a substantial percentage of its total expenses for the same period. The term “substantial” remains undefined. The Staff has stated that 20% will generally be considered a sufficiently “substantial percentage for a company’s R&D Expenses relative to its total expenses where a company otherwise meets the requirements of Rule 3a-8.”1 Total expenses include costs of revenue.2

The Company’s R&D Expenses3 as a percentage of total expenses consisted of the following for the four quarters ended September 30, 2023 (in thousands):

Trailing Twelve Months Ended September 30, 2023
R&D Expenses	$927,853
Total Expenses	$2,042,568
Ratio	45.4%

The Company meets this requirement of Rule 3a-8, as its R&D Expenses exceeded 20% of total expenses for the four quarters ended September 30, 2023.

Net Income from Securities Investments. A company’s net income derived from investments in securities, for the last four fiscal quarters combined, must not exceed twice the amount of its R&D Expenses for the same period.

The Company’s net income derived from investments in securities as a percentage of R&D Expenses consisted of the following for the four quarters ended September 30, 2023 (in thousands):

Trailing Twelve Months Ended September 30, 2023
Net Income from Securities Investments	$	[	***]

[1]	Cooley Godward Kronish LLP, SEC Staff No-Action Letter (July 12, 2007).
[2]	See Cooley Godward Kronish LLP, SEC Staff No-Action Letter (July 12, 2007); Applied Materials, Inc., Investment Company Act Rel. No. 27064 (Sept. 13, 2005) (application for exemptive order).
[3]	The Company’s R&D Expenses are calculated in compliance with Rule 3a-8(b)(9). R&D costs are as defined in FASB ASC Topic 730, Research and Development, as currently in effect.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

R&D Expenses	$927,853
Ratio	[***]	%

The Company meets this requirement of Rule 3a-8, as its net income derived from investments in securities was less than twice the amount of R&D Expenses for the four quarters ended September 30, 2023.

Insignificant Investment-Related Expenses. A company’s expenses for investment advisory and management activities, investment research and custody (“Investment-Related Expenses”), for the last four fiscal quarters combined, must not exceed 5% of its total expenses for the same period. Investment-Related Expenses include the investment advisory fees paid by the Company to its outside investment managers.

The Company’s Investment-Related Expenses as a percentage of its total expenses consisted of the following for the four quarters ended September 30, 2023 (in thousands):

	Trailing Twelve Months Ended September 30, 2023
Investment-Related Expenses	$	[***]
Total Expenses		$2,042,568
Ratio		[***]	%

The Company meets this requirement of Rule 3a-8, as its Investment-Related Expenses were less than 5% of its total expenses for the four quarters ended September 30, 2023.

Permissible Investments. A company’s investments in securities4 must be only capital preservation investments, which are, pursuant to Rule 3a-8, investments made to conserve capital and liquidity until the funds are used for the company’s primary business.

In adopting Rule 3a-8, the SEC intentionally declined to identify particular investments as capital preservation investments or specific investment characteristics that would cause an investment to be a capital preservation investment, but in general stated that these investments must (1) be liquid so that they can be readily sold to support the company’s research and development activities as necessary; (2) present limited credit risk; and (3) not be speculative.5 Although the SEC and the Staff have not provided significant guidance on the instruments that meet these criteria, under an

[4]

Under Rule 3a-8, “investments in securities” means all securities other than securities issued by majority-owned subsidiaries and companies controlled primarily by the issuer that conduct similar types of businesses, through which the issuer is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Because all of the Company’s subsidiaries are wholly-owned and none of such subsidiaries hold investment securities, this discussion excludes the Company’s investments in subsidiaries.

[5]	See SEC, Certain Research and Development Companies, Investment Company Act Release No. 26077, 68 Fed. Reg. 37046, 37048 (June 20, 2003).

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

exemptive order to ICOS Corporation – on which Rule 3a-8 is partially modeled6 – the SEC has stated that “a company generally would meet [the requirement that a company invests in securities in a manner consistent with capital preservation] only if substantially all of its securities … present limited credit risk. Significant investments in equity or speculative debt would indicate that the company is acting as an investment company rather than preserving its capital for research and development.”7 Further, under Rule 3a-8, less than 10% of a company’s total assets may consist of “other investments,” which are investments in any securities that do not qualify as capital preservation investments.

The Company’s investments in securities consist primarily of: (1) corporate debt securities and commercial paper rated at least P-l or better by Moody’s, A-l or better by Standard and Poor’s, and F-1 or better by Fitch; (2) certificates of deposit and term deposits; (3) U.S. government and agency securities; and (4) money market funds that have at least $5 billion in assets.

Consistent with the guidance above, this portfolio is highly liquid, presents little credit risk, and is not speculative. On liquidity, the average maturity of the portfolio was approximately [***] months as of September 30, 2023. Under the Company’s Corporate Investment Policy (the “Investment Policy”), described below, the weighted average maturity for all portfolios combined will be no greater than 130% of benchmark’s target duration. The maximum maturity of any single instrument in the portfolio shall not exceed 36 months.

Moreover, the weighted average credit rating of the aggregate investment program shall not be less than A1 (Moody’s) or A+ (S&P) or the equivalent. The Company has chosen the above investments precisely because they are sufficiently liquid to be sold to support the Company’s research and development activities. They also present limited credit risk based on the high credit ratings and stable values involved in each instrument. Thus, the Company believes that they qualify as capital preservation investments. The Company also represents that it has never experienced difficulty liquidating sufficient assets to provide the cash needed for operations, including its research and development activities.

Based on the above, the Company believes that its investments in securities consist entirely of securities that qualify as capital preservation investments, and that it has no investments in “other investments.” Accordingly, the Company believes that it is in compliance with the permissible investment requirement of Rule 3a-8.

Holding Out/Special Situation Company

A company relying on the safe harbor of Rule 3a-8 must not hold itself out as being engaged in the business of investing, reinvesting, or trading in securities, and it must not be a special situation investment company.

Holding Out. The Company has never represented that it is involved in any business other than the operation of a monitoring and analytics platform, and in more recent years an observability and security platform for cloud applications. The Company has consistently stated in its filings with the SEC, press releases, other public statements, website, and advertising and marketing materials that it is in the business of operating an observability and security platform for cloud applications. The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws and other

[6]

See SEC, Certain Research and Development Companies, Investment Company Act Release No. 26077, 68 Fed. Reg. 37046, 37048 (June 20, 2003). (“Rule 3a-8 is intended to codify the terms of a Commission order under section 3(b)(2) for ICOS Corporation, a biotechnology company.”)

[7]	ICOS Corporation, SEC Release No. IC-19334 (Mar. 16, 1993) (exemptive order).

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

applicable laws, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying securities positions. Instead, research reports and analysis of the Company focus on its financial results from its ongoing operations and the success of its observability and security platform.

Special Situation Investment Company. A company must not be a “special situation investment company.” The SEC has stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.”8 The Company does not and has not acquired or otherwise secured control of any other company to profit on the future sale of that company.

Conducting Business

The company must be primarily engaged, directly or indirectly, in a business other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by: (1) the activities of its officers, directors and, employees; (2) its public representations of policies; (3) its historical development; and (4) appropriate resolutions of its board of directors. With respect to these matters, the Company respectfully directs the Staff to the analysis set forth in response to prior comment 3 below.

Written Investment Policy

The company’s board of directors must adopt a written investment policy with respect to the company’s capital preservation investments. The Company’s board of directors (the “Board”) adopted the Company’s Investment Policy on September 6, 2019, which policy was most recently amended on January 17, 2020. The policy states that the Company’s investment objectives are to (1) conserve capital and liquidity until funds are used in the Company’s business; (2) safeguard funds; and (3) subject to the foregoing two objectives, deliver competitive returns subject to prevailing market conditions. It also lists the investments in which the Company may invest, based on its investment objectives. These investments include all of the instruments listed under “Permissible Investments,” above. All investments must have effective maturities less than 3 years and the weighted average maturity must be no greater than 130% of the benchmark’s target duration.

Issuance of Face Amount Certificates

Finally, a company that relies on Rule 3a-8 cannot be engaged, or propose to engage, in the business of issuing face-amount certificates of the installment type under Section 3(a)(1)(B) of the 1940 Act. A “face-amount certificate of the installment type” means any certificate, investment contract or other security that represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount.

The Company is not engaged, nor does it propose to engage, in the business of issuing face-amount certificates of the installment type. The Company has never been engaged in such a business and does not have any such certificates outstanding.

As set forth above, the Company qualifies for the non-exclusive safe harbor from the definition of “investment company” under Section 3(a)(1)(C) of the 1940 Act provided by Rule 3a-8 and the Company currently expects that it will continue to operate for the foreseeable future in a manner that will allow it to continue to fall within the safe harbor of Rule 3a-8.

[8]	SEC, Certain Prima Facie Investment Companies, 44 Fed. Reg. 66608, 66610 at n. 20 (Nov. 20, 1979).

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

[Response to prior comment 3 (updated through September 30, 2023)]

Neither the Company nor any of its subsidiaries is an investment company under Section 3(a)(1)(A) of the 1940 Act because they do not, and do not hold themselves out as being, primarily engaged in the business of investing, reinvesting, or trading in securities. Since its inception, the Company has operated as a monitoring and analytics platform and then more recently as an observability and security platform for cloud applications. The Company respectfully directs the Staff to its description of the activities of each of its subsidiaries under the first part of its response above.

The Company has set forth below its analysis for the Company and its subsidiaries for each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) (“Tonopah Test”) as follows:

Historical Development

The Company was incorporated in June 2010 and began operations as the monitoring and analytics platform, and has since expanded its platform into use cases beyond observability including cloud security developer-focused products. In 2012, the Company launched its first use case with infrastructure monitoring, purpose-built to handle increasingly ephemeral cloud-native architectures. This enabled the Company to be deployed on its customers’ entire cloud IT environments and gave its product broad usage across its product development, operations and business teams, in turn allowing the Company to address a bigger set of challenges through its platform. In 2017, the Company launched its APM product, designed to be broadly deployed in very distributed, micro-services architectures. In 2018, the Company was the first to combine the “three pillars of observability” with the introduction of its log management product. To allow for full-stack observability, in 2019, the Company launched user experience monitoring and announced network performance monitoring. Starting in 2020, the Company began to develop products in cloud security, and in 2021, the Company expanded into developer-focused products. The history of the Company demonstrates the Company has had significant and continuous business operations other than trading and investing in securities. Consistent with this conclusion, the board of directors adopted resolutions dated September 6, 2019, which were recorded contemporaneously in its minute books, confirming that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities.

In addition, since their inception, each of the Company’s direct and indirect subsidiaries has had continuous business operations other than trading and investing in securities.

Public Representations of Policy

The Company has consistently stated in its filings with the SEC, press releases, other public statements, website, and advertising and marketing materials that it is in the business of operating its observability and security platform. The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws and other applicable law. The Company’s public representations emphasize its operating results and do not emphasize either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. The Company does not hold itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding or trading in securities.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

In addition, none of the subsidiaries hold themselves out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding or trading in securities.

Activities of Officers and Directors

The Company’s directors spend substantially all of their time as directors for the Company overseeing the Company’s business of operating its observability and security platform. The Company’s executive officers spend substantially all of their time managing the Company’s operating business. These activities include, among others, research and development, sales, customer support, brand and product marketing, recruiting, operations, finance, accounting, corporate development and legal services. The Chief Financial Officer and a limited number of employees who report to the Chief Financial Officer spend a limited amount of time on matters relating to the management of the Company’s investment securities. None of the Company’s executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities. The Audit Committee of the board of directors oversees the Company’s holdings of investments, however these discussions are primarily focused on capital preservation, not on generating income through investment activity.

In addition, the directors and executive officers of each of the subsidiaries oversee the Company’s operating business and none of them spend any time, in such capacities, monitoring and managing investment securities.

Nature of Assets

With respect to the nature of the Company’s assets, as of September 30, 2023, the Company held on a consolidated basis approximately $[***] million, in investment securities (excluding government securities and cash items), representing [***]% of the Company’s total assets (excluding government securities and cash items). All of the Company’s investment securities are held in investment grade capital preservation investments, primarily in: (1) corporate debt securities and commercial paper rated at least P-l or better by Moody’s, A-l or better by Standard and Poor’s, and F-1 or better by Fitch; (2) certificates of deposit and term deposits; (3) U.S. government and agency securities; and (4) money market funds that have at least $5 billion in assets. None of the Company’s investment securities are equity securities. The Investment Policy notes that the Company’s primary objectives when investing corporate working capital are to conserve capital and liquidity until funds are used in the Company’s business, safeguard funds, and subject to the foregoing two objectives, deliver competitive returns subject to prevailing market conditions. Investments are required to be fixed income instruments denominated and payable in U.S. dollars.

In addition, none of the subsidiaries hold any investment securities.

Sources of Income

For the nine months ended September 30, 2023, the Company has carried net operating losses. This is not uncommon for high-growth technology companies. Consequently, income may not be the most relevant determinant of its status as an operating company. Rather, a review of the Company’s current source of revenues provides a more accurate view of its operating company status, particularly given revenue growth attributed to acquiring new customers and expanding within our existing customer base. And although different from income, the SEC has previously recognized revenues, rather than income, as a useful measure of an issuer’s investment company status under Section 3(b)(2) of the 1940 Act.9

[9]

Exact Sciences Corporation, Investment Company Act Release Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order) (citing Investment Company Act Release No. 26077 (June 16, 2003); and Applied Materials, Investment Company Act Release Nos. 27114 (Oct. 12, 2005) (order) and 27064 (Sept. 13, 2005) (notice).

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

The Company generates substantially all of its revenue from the sale of subscriptions to customers using its cloud-based platform. For committed contractual amounts of usage, revenue is recognized ratably over the term of the subscription agreement generally beginning on the date that the platform is made available to a customer. For committed contractual amounts of usage that are delivered as used, a monthly subscription based on usage, or usage in excess of a ratable subscription, the Company recognizes revenue as the product is used. In recent years, the Company has substantially increased its revenue from its operating activities. Revenue attributable to subscriptions to its platform were $1,675.1 million, $1,028.8 million and $603.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

While in recent periods the Company has not yet consistently earned positive income, net investment income has not been a significant factor in the overall revenues of the Company. The Company earned $37.2 million, $21.8 million, and $22.0 million in net interest income and other income for the years ended December 31, 2022, 2021 and 2020, respectively, all from investment grade capital preservation investments. The increase in investment income was due to an increase in the average cash and marketable securities balance and an increase in the average rate of return on investments. This increase was primarily driven by an increase in interest income, mainly due to income earned from investments in marketable securities, and a decrease in amortization of premiums on our marketable securities. Net interest income and other income is not included in the Company’s total revenues, and is only approximately 2% as a percentage of total revenue for each of 2022, 2021 and 2020. The Company recorded $[***] million, $[***] million and $[***] million in asset management costs or related services for the years ended December 31, 2022, 2021 and 2020, respectively.

As these financial results demonstrate, the Company’s revenue is generated from the operation of its platform and serves to illustrate the Company’s character as an operating company.

In addition, each of the Company’s subsidiaries receives funding for their operations solely from Datadog, Inc and does not hold any investment securities. Each of the Company’s subsidiaries generates no revenue from third parties.

As described in the above five-factor analysis under the Tonapah Test, the Company and each of its subsidiaries is primarily engaged in the non-investment company business of operating an observability and security platform for cloud applications. As a result, neither the Company nor any of its subsidiaries is an investment company under Section 3(a)(1)(A) of the 1940 Act. Further, the Company qualifies for the non-exclusive safe harbor from the definition of “investment company” under Section 3(a)(1)(A) of the 1940 Act provided by Rule 3a-8 of the 1940 Act. The Company respectfully directs the Staff to the analysis of Rule 3a-8 set forth in its response above.

5.

Please describe for us all of the investments in securities that the company considers to be cash preservation investments. We note your response states that the company’s investments in securities “consist primarily of” listed items, and that the company “believes” its investments in securities “consist entirely of” capital preservation investments

The Company believes all of its marketable securities qualify as capital preservation investments. With respect to these matters, the Company respectfully directs the Staff to the analysis set forth in its response to comment 2 above.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

Form 10-Q for the Quarterly Period Ended September 30, 2023

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Expanding Within Our Existing Customer Base, page 25

6.

We note your response to prior comment 4 and the revised disclosures here where you state that the trailing 12-month dollar-based net retention rate (DBNRR) was “slightly below” 120% as of September 20, 2023 and “above 130%” as of September 30, 2022. These approximations do not fully describe changes in your DNBRR from period to period. For instance, it is unclear if DBNRR decreased, for example, from 145% to 118% or 131% to 119%. Considering the ability to expand within your existing customer base is a key factor affecting your performance, your discussions of this measure should be more precise. In addition, where you disclose this measure, you should include a discussion of the reasons for any significant change in such measure from period to period. For example, we note the reference in your response to customers scrutinizing costs and optimizing their usage as factors that have impacted the decline in the DBNRR. Please revise to include the actual DBNRR for each period presented along with a discussion of the drivers for any change in such measure.

The Company acknowledges the Staff’s comment and in future filings will revise its disclosure of DBNRR for historical periods to provide a more detailed approximate DBNRR. For example, rather than simply stating that the DBNRR was above a specific percentage at the quarter end, the Company commits to provide more detailed approximate disclosure (e.g., “slightly below 120%”, “mid-110%s”, etc.) on a quarterly basis for both the then current quarter and the corresponding year ago historical period. The Company believes this will provide investors with more precision on the magnitude of changes in DBNRR over a twelve-month period.    In addition, in periods where the year over year change is significant, we will include a discussion of the drivers for the change in such measure. Set forth below for the Staff’s consideration is an example of how the Company proposes to update its disclosure, as applied to the disclosure appearing on page 25 of the Company’s previously filed Form 10-Q for the fiscal quarter ended September 30, 2023. For the Staff’s convenience, the proposed new text is underlined below.

“A further indication of the propensity of our customer relationships to expand over time is our dollar-based net retention rate, which compares our ARR from the same set of customers in one period, relative to the year-ago period. As of September 30, 2023, our trailing 12-month dollar-based net retention rate was slightly below 120%. As of September 30, 2022, our trailing 12-month dollar-based net retention rate was [***].[***].”

Form 8-K Furnished on November 7, 2023

Exhibit 99.1, page 1

7.

You state in your response to prior comment 5 that in order to determine the appropriate tax rate to apply to your non-GAAP net income, you need to take into account the company’s specific situation of net operating loss carryforwards and tax credit carryforwards as well as the fact that you have not recorded, and do not expect to record or pay significant taxes in the near term. This statement appears to be referring to your GAAP tax position. However, the non-GAAP tax adjustment should include tax expense commensurate with your non-GAAP measure of profitability. In this regard, you appear to have reported significant cumulative non-GAAP net income before taxes in recent years,

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

December 11, 2023

which suggests that from a non-GAAP perspective, loss carryforwards may not be available and therefore, should not be considered in determining your non-GAAP income tax adjustment. It further suggests that on a non-GAAP basis, you may have recorded and paid significant taxes. To the extent you continue to disclose non-GAAP net income, please revise to also include an adjustment for income tax expense that is commensurate with your non-GAAP measure of profitability.

The Company acknowledges the Staff’s comment and will revise its non-GAAP net income measure in future filings to reflect the current and deferred tax expense commensurate with its non-GAAP measure of profitability.

Please contact me at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Jodie Bourdet
Jodie Bourdet

cc:	Olivier Pomel, Datadog, Inc.

David Obstler, Datadog, Inc.

Kerry Acocella, Datadog, Inc.

Brad Goldberg, Cooley LLP

Katherine Denby, Cooley LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.